Exhibit 77(i)

Terms of New or Amended Securities

At the November 29, 2012 Board meeting, the Board of Directors of ING Partners, Inc. approved the dissolution and liquidation of Class S2 shares of ING Fidelity® VIP Contrafund® Portfolio and ING Fidelity® VIP Equity Income Portfolio.